
December 12, 2011

<u>Via E-mail</u>
Bradley R. Jones
President and Chief Executive Officer
Horizontal Marketing Corp.
857 E. Southfork Drive
Draper, UT 84040

> **Re: Horizontal Marketing Corp.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2011**
> **File No. 333-178000**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

<u>Registration Statement Cover Page</u>

2. Please revise to remove the small business issuer designation on the cover page. Please refer to Form S-1 for the language to use instead of the small business issuer language.

Registration Statement Cover Page

Calculation of Registration Fee Table

3. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Cover Page

4. We note your reference to the Risk Factors section. Please revise to include the page number where the Risk Factors section begins and highlight the reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

5. Please advise us of your reference to Rocap Marketing Inc. or revise to refer to the correct registrant.

Prospectus Summary, page 5

6. We note that you have sustained cumulative losses from your inception. Please revise this section to disclose your most recent losses, as well as your cumulative losses to date.

7. Please indicate your monthly burn rate, as well as the amount of time that your present capital will last at this rate. Similarly, revise your MD&A section.

8. It appears that your sole employee, Mr. Jones, has zero experience in publishing, editing manuscripts, or contacts in the publishing field. If so, please revise to highlight the absence of experience in the summary.

9. Please revise to indicate the number of manuscripts you have considered to date.

Terms of the Offering, page 5

10. It appears that the $0.025 per share price of the shares you are registering is the same price that some of your selling shareholders paid for their shares in November 2009 and April 2011. As such, it appears that the $0.025 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in these private placements unless and until there is an active trading market. This suggests that the $0.025 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Risk Factors, page 7

> 11. Please add risks for each of the following or tell us why they are not necessary: the risk that your severe under-capitalization means that you will not be able to carry out your business plan; the risk that no one in your company has the experience or judgment to select works which might be profitable or any business history suggesting that such person has the experience to know what to do if such a book were available; the risk that no author would ever permit such an under-capitalized firm to have access to his work; the risk that Draper, Utah might not be a suitable place to run a book publishing company because of the expense and difficulty of reaching it for prospective authors and others and the potential difficulty that qualified editors might not want to relocate there; the risk that prospective authors might not send their manuscripts to a company named Quiet Star Entertainment, Inc. because it does not sound like a publishing company and that investors might similarly find the name Horizontal Marketing a name unlikely to be associated with publishing and avoid considering it for that reason; and the risk that you appear not to have a plan to raise additional funds.

We Will Require Financing, page 7

> 12. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing.

The offering price of the shares was arbitrarily determined, page 8

> 13. The statement that the facts considered in determining the offering price was financial condition and prospects, etc., is inconsistent with the disclosure elsewhere in the prospectus that it was simply based on the price you sold in a private placement. Please revise for consistency.

We May Incur Significant Costs, page 8

> 14. Please provide an estimate of the significant costs referenced in this risk factor.

The Lack of Public Company Experience, page 8

> 15. We note your reference to your "management team;" however, it appears that you only have one officer and director. Please revise for consistency or advise.

Presently, the Company's President Has Other Outside Business Activities, page 10

> 16. Please revise to clarify how much time per week Mr. Jones devotes to your operations.

Principal and Selling Shareholders, page 14

17. Please disclose that the selling shareholders may be deemed underwriters for this offering.

18. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard.

Description of Business, page 18

19. Please revise this section in its entirety to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step and of the difficulties you must surmount. The discussion should be in enough detail so that investors can make a reasoned judgment of the likelihood of your success.

The Fiction Publishing Business, page 19

20. Please revise to briefly explain what you mean by "SEO optimization for web sites." In addition, delete the following statement: "As a result Stephenie Meyer's was #26 on the Forbes list of highest paid entertainers last year."

Profitability Model, page 20

21. Please substantially revise or eliminate this section which, as written, does not appear to take into account the time and expense of selecting the books you finally publish from the others that you must sift through or the possibility that you will put time and effort into publishing books for which no market develops.

Competitors, page 21

22. Please remove references to large and established publishers. Based on the current state of your operations, it is inappropriate to create the impression that these companies will be your direct competitors. Additionally, please explain what you mean by planning "to groom each author."

23. Please revise this section to exclude information that depicts your competitors in negative light. Instead, briefly describe your competition in this section of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 25

24. Pease revise your disclosure in each paragraph of this section to describe what professional fees you incurred.

Directors, Executive Officers, Promoters and Control Persons, page 27

25. We note that George Chachas, one of your significant shareholders, was charged by the Securities and Exchange Commission in an enforcement action against Electro Optical Systems Corp. Please revise your disclosure to include a description of the resolution of this action, specifically as it relates to George Chachas. Refer to Item 401(g) of Regulation S-K.

Executive Compensation, page 27

Summary Compensation Table; Compensation of Executive Officers, page 27

26. We note that Mr. Jones does not currently receive any compensation. Please revise to clarify your statement that his "compensation amounts will be more formalized if and when his annual compensation reaches $150,000."

Item 15. Recent Sales of Unregistered Securities, page 32

27. Please revise this section to state either the aggregate offering price or the aggregate amount of consideration you received in the December 2008 and December 2009 transactions. Refer to Item 701(c) of Regulation S-K.

Item 17. Undertakings, page 34

28. Please revise section (A)(1)(ii) to follow the language set out in Item 512(a)(1)(ii) of Regulation S-K. In addition, please include undertaking 512(h) or advise.

Signatures, page 35

29. Please revise this section to conform to the language provided in Form S-1.

30. Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.

Exhibit 5.1

31. Please revise to add a statement in the third paragraph of the opinion in which counsel opines, if true, that the securities were "duly authorized."

32. Because you are registering common stock that is already outstanding, please have counsel revise to opine that it is legally and validly issued, fully paid and non-assessable, rather than stating that it "<u>will be</u> legally issued, fully paid and non-assessable."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        George Chachas, Esq.
        Chachas Law Group P.C.